UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JUL 10 2023
Washington, DC

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SEC FILE NUMBER
8-67090

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/22 (MM/DD/YY) AND ENDING 04/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lockton Investment Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 West 47th Street, Suite 900
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	(609) 642-6593	shayes@pattentra
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

6 CityPlace Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

10/20/03	32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lockton Investment Securities, LLC, as of 4/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ana Contreras
ID NUMBER
13265524-1
COMMISSION EXPIRES
September 2, 2024

NOTARY PUBLIC STATE OF TEXAS

Signature: Susan A Hayes

Title:
FinOp

Notary Public

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LOCKTON INVESTMENT SECURITIES, LLC

Financial Statements and Supplementary Information

April 30, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Investment Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lockton Investment Securities, LLC as of April 30, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lockton Investment Securities, LLC as of April 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lockton Investment Securities, LLC's management. Our responsibility is to express an opinion on Lockton Investment Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lockton Investment Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 11 – 13 has been subjected to audit procedures performed in conjunction with the audit of Lockton Investment Securities, LLC's financial statements. The supplemental information is the responsibility of Lockton Investment Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lockton Investment Securities, LLC's auditor since 2017.

Armanino LLP

Armanino LLP
St. Louis, Missouri

July 7, 2023

LOCKTON INVESTMENT SECURITIES, LLC

Balance Sheet

April 30, 2023

Assets		
Cash and cash equivalents	$	3,585,909
Accounts receivable:		
Commissions and fees receivable		145,918
Producer members receivable		57,926
Other		46,794
Prepaid expenses		27,233
Total assets	$	3,863,780
Liabilities and Members' Equity		
Producer members payable	$	307,500
Payable to affiliates, net		1,021,483
Accrued expenses:		
Interest		71,705
Cancellation reserve		22,929
Producer unit purchases		844,920
Total liabilities		2,268,537
Members' equity		1,595,243
Total liabilities and members' equity	$	3,863,780

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Statement of Operations

Year ended April 30, 2023

Revenue:		
Commissions and fees	$	4,130,607
Interest and other income		64,257
Total revenue		4,194,864
Expenses:		
Selling		1,133,097
General and administrative		2,501,110
Producer unit purchases		(190,273)
Interest expense		52,488
Total operating expenses		3,496,422
Net income	$	698,442

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Statement of Changes in Members' Equity

Year ended April 30, 2023

		Corporate unit			
		Paid-in capital	Retained earnings (accumulated deficit)	Producer units	Total
Balance, April 30, 2022	$	1,110,000	(715,542)	814,852	1,209,310
Net income		—	698,442	—	698,442
Change in producer units		—	—	(312,509)	(312,509)
Balance, April 30, 2023	$	1,110,000	(17,100)	502,343	1,595,243

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Statement of Cash Flows

Year ended April 30, 2023

Cash flows from operating activities:		
Net income	$	698,442
Adjustments to reconcile net loss to net cash used in operating activities:		
Producer unit purchases		(190,273)
Changes in operating assets and liabilities:		
Commissions and fees receivable		(45,225)
Cancellation reserve		(8,319)
Accounts payable		(21,649)
Prepaid expenses and other assets		14,177
Affiliates, net		518,342
Producer members receivable and payable		(300,326)
Accrued expenses		49,204
Payments for producer unit purchases		(867,374)
Deferred revenue		(10,091)
Net cash used in operating activities		(163,092)
Change in cash and cash equivalents		(163,092)
Cash and cash equivalents, beginning of year		3,749,001
Cash and cash equivalents, end of year	$	3,585,909
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	3,201

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Investment Securities, LLC (the Company), a subsidiary of Lockton Insurance Agency, LLC (Lockton), is organized in the state of Missouri. The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is an exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton (Corporate Member) owning the Corporate Unit. The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Units. The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Unit. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statement of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue is comprised principally of commissions paid by the plan vendors and fees paid directly by clients for consulting services related to qualified retirement plans and non-qualified executive benefit programs. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor and fees paid directly by clients are recognized as performance obligations are met, generally over time for compliance services and investment monitoring. Fees for upfront services such as plan implementation are recognized at a point in time as the performance obligation is met. Payment terms are commensurate with the underlying performance obligations and no significant judgements were made in applying the revenue recognition policy.

A cancellation reserve is recognized for commissions that are subject to chargeback and is estimated based on historical chargeback rates. This reserve is recorded in commissions and fees revenue on the statement of operations.

Under current revenue recognition guidance, the Company is required to capitalize costs to obtain or fulfill a contract that are expected to be recovered and amortize on a systematic basis consistent with the pattern of the transfer of the good or services. The Company elected the practical expedient to expense sales commissions as incurred related to contracts that are one year or less. The Company has no significant instances of long duration contracts that would result in sales commissions amortizing outside of the current reporting period, and therefore has no contract costs capitalized for these arrangements. In accordance with the Company's operating agreement, sales commission are recognized commensurate with the fulfillment of performance obligations and recognition of revenue. Costs to fulfill a customer contract are not significant in the context of the guidance.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to non securities-based insurance products.

Interest income is recognized as earned and realized or realizable.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2023, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

Deposits maintained in the commercial checking account are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's deposits may have exceeded the FDIC insurance limits during the year ended April 30, 2023.

Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

(d) Producer Members Receivable and Payable

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheet.

(e) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2023.

The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognitions or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

(f) Fair Value of Financial Instruments

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30, 2023, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash and cash equivalents approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(3) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification and, accordingly, is reported as a noncontrolling interest and displayed as a separate component of equity in the statement of changes in members' equity with the related expense recognized in the statement of operations.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. During the agreed upon payment term, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has provided a noncontrolling interest and related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the year ended April 30, 2023 is as follows:

Balance, April 30, 2022	$	814,852
Producer Unit purchases		(121,636)
Producer Unit expense		(190,273)
Producer Member capital distributions		(600)
Balance, April 30, 2023	$	502,343

The liability for Producer Unit purchases had the following activity during the year ended April 30, 2023:

Balance, April 30, 2022	$	1,590,658
Producer Unit purchases		121,636
Payments		(867,374)
Balance, April 30, 2023	$	844,920

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2023 resulting from terminations and retirements are as follows:

Year ending April 30:		
2024	$	79,781
2025		758,934
2026		3,197
2027		1,504
2028		1,504
Total	$	844,920

(4) Transactions with Affiliates

The Company and its Producer Members receive services from affiliated entities. These services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, bank fees, office accommodations, and various other support functions. Fees paid for these services were $2,133,248 for the year ended April 30, 2023. These charges are an allocation of costs incurred by the affiliated entities and are accounted for in accordance with agreements among these parties.

At April 30, 2023, the Company had a net payable to affiliates of $1,021,483 for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2023, the Company had net regulatory capital of $1,251,853, which is $1,100,616 in excess of required net capital as of April 30, 2023.

(6) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through July 7, 2023, the date at which the financial statements were available to be issued and determined there are no other items to disclose.

Schedule I

LOCKTON INVESTMENT SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2023

Net capital:		
Total members' equity	$	1,595,243
Total members' equity qualified for net capital		1,595,243
Add additions to net worth		—
Less nonallowable assets		277,871
Net capital before haircuts		1,317,372
Less haircuts and undue concentration		65,519
Net capital		1,251,853
Aggregate indebtedness		2,268,537
Percentage aggregate indebtedness to net capital		181.21%
Computation of net capital requirements:		
Minimum net capital requirements**		151,237
Excess net capital	$	1,100,616

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, July 7, 2023 (as amended), at April 30, 2023.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2023. 6.67% of Aggregate Indebtedness was calculated to be $151,327 ($2,268,537 x 6.67% = $151,327).

See accompanying report of independent registered public accounting firm.

Schedule II

LOCKTON INVESTMENT SECURITIES, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2023

This computation is not applicable to Lockton Investment Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 pursuant to reliance on Footnote 74 of SEC Release No. 34-70073 at April 30, 2023.

See accompanying report of independent registered public accounting firm.

Schedule III

LOCKTON INVESTMENT SECURITIES, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2023

Information relating to possession or control requirements is not applicable to Lockton Investment Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 pursuant to reliance on Footnote 74 of SEC Release No. 34-70073 at April 30, 2023.

See accompanying report of independent registered public accounting firm.

LOCKTON INVESTMENT SECURITIES, LLC

Independent Accountant's Review Report on
Management's Assertion Pursuant to Exemption
Form 17 C.F.R. §240.15c3-3(k)

APRIL 30, 2023

armanino

Armanino [LLP]
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Investment Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, pursuant to SEC Rule 17a-5, in which (1) Lockton Investment Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Footnote 74") because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the period from May 1, 2022 to April 30, 2023 without exception. .

Lockton Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lockton Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Frequently Asked Questions.

Armanino LLP

Armanino [LLP]
St. Louis, Missouri

July 7, 2023

EXEMPTION REPORT

Lockton Investment Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from May 1, 2022 to April 30, 2023 without exception.

Lockton Investment Securities, LLC

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sign: [signature] Date: July 7, 2023

Susan Hayes
FinOp
Lockton Investment Securities, LLC
444 W 47th St., Suite 900
Kansas City, MO 64112
SEC filing # 8-67090
Firm ID # 137476